UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 28, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SHAREHOLDERS APPROVE NT$1.20 PER COMMON SHARE OR APPROXIMATELY US$0.80 PER ADS CASH DIVIDEND DISTRIBUTION

Hsinchu, Taiwan, May 28, 2025 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), announced that at the Company’s AGM on May 27, 2025 shareholders approved a NT$1.20 per common share or approximately US$0.80 per ADS cash dividend distribution from its prior year’s earnings. The dividend was previously approved by the Company’s Board and declared on February 25, 2025. The Company has submitted a dividend/distribution form to Nasdaq, as notification of the below actions for the Company’s American Depositary Shares (“ADRs”).

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Type of Distribution: Cash Dividend
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Declaration Date: May 27, 2025
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Ex-Dividend Date: June 27, 2025
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ADR Dividend Record Date: June 27, 2025
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ADR Dividend Distribution Date: July 25, 2025
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ADR books will be closed from June 27 to July 3, 2025
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The final dividend amount to be distributed in U.S. dollars will be determined by the Depositary, Citibank, N.A., once it receives the distribution from the Company, which is expected to be on July 18, 2025, converts the amount from New Taiwan Dollars into U.S. Dollars and deducts appropriate taxes and fees.

Any questions regarding the dividend distribution should be directed to Citibank, N.A.’s Tiffany Ma (Tel: +1-973-461-5734 or tiffany.ma@citi.com).

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding tariffs, government policies, global trade environments, pricing, plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.